July 10, 2009

Michel Pelletier, Chief Executive Officer
Waterbank of America (USA) Inc.
P. O. Box 304
Pointe Claire, Quebec
Canada H9R 4P3

   RE: **Waterbank of America (USA) Inc.**
       Information Statement on Form PRE14C
       Filed June 25, 2009
       File No. 0-51075

Dear Mr. Pelletier:

    We have limited our review of your filing to those issues we have addressed in comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not filed several annual and other reports as required by Section 13(a) of the Exchange Act, including Forms 10-KSB and 10-K for the years ended December 31, 2006, 2007, and 2008. You state on page three that you anticipate filing delinquent reports "on or about August 31, 2009." Please

revise your Information Statement to identify the reports that you have failed to file, the reason(s) why you have failed to file them, and briefly explain the potential consequences to the company for the delinquencies.

Introduction, page 1

2. Please identify the "certain Company stockholders" who own in excess of 56% of the outstanding shares. We note that you refer to them as the "Majority Stockholders".

Security Ownership of Certain Beneficial Owners, page 5

3. It is unclear why the Majority Stockholders do not appear in the first table. Please revise or advise.

4. The footnote to the first table indicates that 3841944 Canada Inc. "is beneficially owned by members of the Pelletier family." Please revise to identify the natural persons who exercise voting and dispositive rights over the shares attributed to 384 1944 Canada Inc.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Janice McGuirk at (202) 551-3395 or Jim Lopez, reviewer, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax to Leonard W. Burningham, Esq.
(801) 355-7126